Exhibit 1.1

For Immediate Release ▶▶▶ March 15, 2005	For More Information ▶▶▶ Kara Hoffman Articulate Communications Inc. 212.255.0080, ext. 13 khoffman@articulatepr.com

First American Resources Gains Increased Visibility Enterprise Wide
with Ross Systems’ iRenaissance

Leading Coil Coater Improves Operational Efficiency with iRenaissance ERP

ATLANTA – March 15, 2005 – Using iRenaissance enterprise resource planning (“ERP”) software from Ross Systems, Inc. (“Ross”), a global provider of enterprise software solutions for manufacturers and a software unit of chinadotcom corporation (NASDAQ: CHINA), First American Resources, an industry leader in coil coating, has increased visibility across its enterprise to accommodate for rapid growth. As a coil-coating provider with products found in industries such as automotive, building, appliance and stamped parts, First American Resources has achieved solid lot-tracing capabilities, formula management and real-time visibility with Ross Systems’ iRenaissance software.

First American Resources has mastered the highly sophisticated coil-coating process of applying paint to metal coils before fabrication, consisting of several stages which must be closely monitored throughout production. The company’s expertise in coil coating has led to its industry-wide reputation for delivering high-quality products and service with the largest, most up-to-date color spectrum available for pre-painted metal coils. With more than 600 customers worldwide, demand for its products has grown 41 percent in the past three years.

As a result of its expansion, the company’s legacy technology infrastructure had little integration between disparate systems, failing to provide the functionality necessary to support growth. Using systems that were not integrated resulted in duplication of efforts in shipping, receiving and inventory. With iRenaissance, First American Resources now has complete visibility across its entire business and can track inventory on a product level with the added capability to assign characteristics including height, weight and line speed to each individual lot. Additionally, with improved and more accessible financial information, the company reduced the amount of time it takes to close the books monthly from three weeks to less than two days and annually from two months to three days.

“Prior to Ross, we had a one-day delay on viewing available inventory assets,” said Joe Liotta, director of IT for First American Resources. “We can now track inventory throughout the system in real-time, allowing us to move product out the door more efficiently and provide our customers with the best service possible.”

Effective formula and process control is key to First American Resources’ consistency in managing product and quality for its color-specific mixtures for coil coating. The company uses iRenaissance’s formula management for complete control of the color process to deliver ultra-consistent color. First American Resources has also benefited by improvements gained in paint inventory, eliminating disposal of paint due to spoilage which has resulted in $120,000 per year savings.

Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

“The production consistency, inventory accuracy and customer service levels achieved by First American Resources, are difficult to attain yet outstanding to accomplish in the coil coating industry,” said Scot McLeod, vice president of marketing for Ross Systems. “iRenaissance enables process manufacturers to optimize service and value, deliver high-quality products on time while exceeding customer expectations and regulatory requirements.”

About First American Resources
First American Resources Company is a precision pre-coated metal manufacturer based in Atlanta, Georgia and established in 1985. In 2001, First American Resources Company became part of the Hühoco Group through a Joint Venture between Hühoco and Arrowhead Industries, gaining the ability to utilize the life-long experiences of the Hühoco Group. For more information, visit www.firstamericancoil.com.

About Ross Systems
Ross Systems, Inc., a software unit of chinadotcom corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to results achieved by First American Resources based on its utilization of Ross Systems iRenaissance solution. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: global and market conditions; currency exchange rate fluctuations; the sustainability of growth rates of the markets addressed by the company’s and its customers’ products; demand for and market acceptance of new and existing enterprise software and services and the positioning of Ross’ solutions in those markets; reliance on strategic partners; timing of new product introductions; pricing and other competitive pressures; changes to operating systems and product strategy by vendors of operating systems; ability to integrate acquired companies and technology; ability to retain key resources; fluctuations in manufacturing yields; the availability and extent of utilization of manufacturing capacity; changes to product mix; and product obsolescence. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. ###